EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				16-Week	36-Week
	Year Ended	Year Ended	Year Ended	Period Ended	Period Ended	Year Ended
	September 28,	September 27,	October 3,	January 22,	October 1,	September 30,
	2001	2002	2003	2004	2004	2005
(dollars in thousands)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)

EARNINGS CALCULATION:
(Loss) income before taxes	$(15,897)	$(2,179)	$26,624	$(4,131)	$5,547	$22,810
Add Back: Fixed Charges	21,134	16,941	14,973	9,035	10,851	20,743
Calculated Earnings	5,237	14,762	41,597	4,904	16,398	43,553

EARNINGS SHORTFALL FOR RATIO OF 1.0	15,897	2,179		4,131

FIXED CHARGES CALCULATION: (A)
Interest Expense (B)	20,734	16,508	14,540	8,902	10,518	20,310
Interest Expense portion of rental expense	400	433	433	133	333	433
Total Fixed Charges	21,134	16,941	14,973	9,035	10,851	20,743

RATIO: EARNINGS / FIXED CHARGES	—	—	2.78	—	1.51	2.10

(A) Fixed charges exclude capitalized interest; capitalized interest is zero.
(B) Includes debt issue amortization costs

INTEREST EXPENSE PORTION OF RENTAL EXPENSE
Rental Expense	1,200	1,300	1,300	400	1,000	1,300
Estimated Interest Cost	33%	33%	33%	33%	33%	33%
Calculated total	400	433	433	133	333	433